Exhibit 99.88

NEWS RELEASE

PENN WEST AND PETROFUND ANNOUNCE MAILING OF JOINT INFORMATION CIRCULAR

Calgary, June 1, 2006/CNW/ – Penn West Energy Trust (“Penn West”) and Petrofund Energy Trust (“Petrofund”) are pleased to announce that the Joint Information Circular and Proxy Statement (the “Circular”) with respect to the previously announced plan to merge has been mailed to unitholders of record on May 23, 2006.  The Information Circular contains the detailed Plan of Arrangement (the “Arrangement”) and is available on SEDAR (www.sedar.com) as well as on each of the Petrofund and Penn West websites (www.petrofund.ca and www.pennwest.com, respectively).  The special meeting of Petrofund Unitholders and annual and special meeting of Penn West Unitholders (the “Meetings”) to vote on the Arrangement will be held on June 28, 2006 at 9:00 a.m. (Calgary time) and at 2:00 p.m. (Calgary time), respectively.

Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.60 of a Penn West unit on a tax-deferred basis in Canada and the US.  To achieve a tax-deferred exchange, certain Canadian resident Petrofund unitholders will be required to file tax elections as detailed in the Circular.  Petrofund unitholders will also receive a one-time special distribution of $1.10 per Petrofund unit that includes a $0.10 per unit adjustment to align the distribution payment dates of the Trusts.  The combination of Penn West and Petrofund will result in the creation of the largest conventional oil and gas trust in North America with an enterprise value of approximately $11 billion.

In addition, the Arrangement provides for the creation of a new junior oil and natural gas exploration and development company (“ExploreCo”) owning certain of Penn West’s and Petrofund’s oil and natural gas assets and undeveloped lands.  Provided that the resolutions related to the ExploreCo private placement and the stock option plan are approved at each of the Meetings, Petrofund Unitholders will receive 0.12 of a common share of ExploreCo for each Petrofund unit held, and Penn West Unitholders will receive 0.20 of a common share of ExploreCo for each Penn West unit held.

ExploreCo production will initially be approximately 1,350 boe/d consisting of approximately 90% natural gas and 10% natural gas liquids.  ExploreCo will have total proved reserves of 3.3 mmboe and proved plus probable reserves of 4.3 mmboe, with a significant undeveloped land position of over 150,000 net undeveloped acres.

Scotia Capital Inc. and CIBC World Markets Inc., acted as financial advisor to Penn West and Petrofund, respectively.  Scotia Capital Inc. provided an opinion to the Board of Directors of Penn West that as of May 23, 2006, the consideration to be paid to Petrofund unitholders is fair from a financial point of view.  CIBC World Markets Inc. provided an opinion to the Board of Directors of Petrofund that as of May 23, 2006, the consideration to be received by the Petrofund unitholders is fair from a financial point of view.  The Boards of both Trusts, based on their own independent investigations that included the opinions of the advisors, have both unanimously concluded that the Arrangement is fair and in the best interests of the trusts and their respective unitholders, and recommend that Penn West and Petrofund unitholders vote in favor of all resolutions related to the Arrangement.  All of the directors and officers of both Penn West and Petrofund have executed support agreements that provide they will vote all of their units in favor of all Arrangement resolutions at the Meetings.

The Arrangement must be approved by 66 2/3% of the votes cast at each of the Penn West and Petrofund Meetings and is also subject to the approval of the Court of Queen’s Bench of Alberta and the receipt of other regulatory approvals. The Arrangement is expected to close on or about June 30, 2006.

Penn West announces that, to accompany its application to list on the New York Stock Exchange, it has filed reconciliations of its comparative financial statements to United States Generally Accepted Accounting Principles for the years ended December 31, 2005 and 2004 on SEDAR at www.sedar.com.

Petrofund announces it has suspended the Petrofund distribution reinvestment plan (the “Petrofund DRIP”) effective June 1, 2006 such that all distributions by Petrofund after the cash distribution of Petrofund to be paid on May 31, 2006, to holders of record on May 16, 2006, will not be eligible for reinvestment under the Petrofund DRIP. If the Arrangement is completed on June 30, 2006 as expected, the Petrofund DRIP will be terminated on that date.

Petrofund also announces that it has filed an amended Annual Information Form (“AIF”) for the year ended December 31, 2005 on SEDAR (www.sedar.com) that contains Petrofund’s reserves data and other oil and gas information as mandated by the Canadian Securities Administrators National Instrument 51-101, “Standards of Disclosure of Oil and Gas Activities”.  The Capital Expenditure table on Page 31 of the AIF that had been originally filed neglected to include millions of dollars (MM$) in the heading.  All numbers listed in that table were in millions of dollars, and the amended AIF now clearly indicates this.

All Penn West Unitholders and Petrofund Unitholders are encouraged to vote in person or by proxy at their respective Meetings.  Penn West Unitholders and Petrofund Unitholders may contact Penn West investor relations at [1-866-693-2707] or Petrofund investor relations at [1-866-318-1767].

Advisory

Certain information in this press release, including the completion of the Arrangement contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to: risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Penn West’s and Petrofund’s regulatory reports and filings made with securities regulators.  Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Except as required by law, neither Penn West nor Petrofund assumes any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

Petrofund Energy Trust is a Calgary based royalty trust that trades on the Toronto Stock Exchange under the symbol PTF.UN and on the American Stock Exchange under the symbol PTF.

For Further Information Contact:

Penn West:	Petrofund:

William E. Andrew	Jeffery E. Errico
President and Chief Executive Officer	President and Chief Executive Officer
(403) 777-2502	(403) 218-8625

David W. Middleton	Jeffrey Newcommon
Executive Vice President and COO	Executive Vice President
(403) 777-3301	(403) 218-8625

Investor Relations	Investor Relations
Toll-free: 1-866-693-2707	Toll-free: 1-866-318-1767
Email: investor_relations@pennwest.com	Email: info@petrofund.ca

www.pennwest.com	www.petrofund.ca